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[redacted]

08000311

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

PROCESSED
JAN 2 8 2008
THOMSON
FINANCIAL

SEC Mail
Mail Processing
Section
JAN 1 5 2008
Washington, DC
106

SUPPL

January 14, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company") File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's documents as posted on SEDAR from December 5, 2007 through to and including January 11, 2008 as listed below. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Date	Document	Regarding
December 5, 2007	Press Release	Connacher Appoints Grant Ukrainetz to the position of Vice President, Corporate Development
December 19, 2007	Press Release	Connacher Oil and Gas Limited Announces Commencement of First Stage of Full Time Production and Injection at Great Divide
January 10, 2008	Press Release	Connacher Oil and Gas Limited Announces continued Conversion to Production and Injection at Great Divide
January 11, 2008	Press Release	Connacher Participates in Oil Sands Forum; Posts New Slide Presentation on Website

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl. cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **DECEMBER 5, 2007**

CONNACHER APPOINTS GRANT UKRAINETZ TO THE POSITION OF VICE PRESIDENT, CORPORATE DEVELOPMENT

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces today the appointment of Mr. Grant Ukrainetz, CA to the position of Vice President, Corporate Development. Mr. Ukrainetz is presently Treasurer of Connacher and will retain that position until a replacement is appointed.

In his new position, he will report directly to the President of the Company and will be responsible for a variety of activities, including working with Connacher's financial and operating management in formulating and administering the company's ongoing development and growth strategy, assisting in financing activities and developing and administering investor communication programs.

Mr. Ukrainetz holds a Bachelor of Commerce degree from the University of Saskatchewan, which he received with distinction in 1987. He received the CA designation in 1990. Following employment with a Canadian chartered bank, in 1994 he joined the Canadian subsidiary of a major integrated oil company, with which company he held various accounting and financial positions until 2001. Grant was then employed by a large Canadian-based international exploration and production company, initially as a treasury and risk management analyst and then as Supervisor, Treasury prior to joining Connacher as Treasurer in 2006.

Mr. Ukrainetz's education, training and experience and more recently his role as Treasurer of Connacher have provided him with exposure and background to meet the challenges of his new position.

Connacher Oil and Gas Limited is a Calgary-based integrated oil company engaged in oil sands development activity, conventional crude oil and natural gas exploration, development and production and refining and marketing activity at its Great Falls, Montana refinery. The company's principal asset is its extensive holdings in the Great Divide region of Alberta's oil sands, where it's initial 10,000 bbl/d project at Pod One is approaching the startup of production. A second 10,000 bbl/d project at Algar is presently before the regulators for approval. The company recently arranged $852 million of new financing, comprised of US$600 million of long-term debt, a $200 million five year revolving credit facility and $52 million of flow-through common equity. This, along with Connacher's growing cash flow, will enable the company to conduct a firm and contingent capital program in 2008 approaching $375 million, including approximately 120 new core holes at its Great Divide oil sands project, which is anticipated to further expand Connacher's recoverable reserve and resource base in the region. Subject to regulatory approval to proceed, funds required to fully construct Algar or Pod Two at Great Divide are also now in place.

For further information, please contact:

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **December 19, 2007**

CONNACHER OIL AND GAS LIMITED ANNOUNCES COMMENCEMENT OF FIRST STAGE OF FULL TIME PRODUCTION AND INJECTION AT GREAT DIVIDE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces today that it has achieved another timely milestone in its ramp up to 10,000 barrels per day of bitumen production with the conversion of the first horizontal steam-assisted gravity drainage ("SAGD") well pair to full time production/injection at its Great Divide Pod One SAGD project ("Pod One") , located approximately 50 miles south of Fort McMurray, Alberta.

The project has been circulating steam into all 30 wells (15 well pairs) as part of its approximately 90 day circulation and reservoir pre-heating phase. The first well pair has demonstrated that the upper horizontal well is ready to receive full time steam injection, while, as the reservoir continues to heat up, the lower well will become a full-time producer. Over the next several weeks, additional well pairs will be converted to full time injection/production wells as the expected and targeted operating parameters are met. This will continue into early first quarter 2008 until all well pairs are converted to full-time steam injection and bitumen production. As previously indicated, Connacher anticipates that Pod One production will ramp up to 10,000 barrels per day of bitumen from all 15 well pairs later in 2008.

To date the company is very pleased with the reservoir performance in the pre-heat or circulation phase, as it has essentially performed as anticipated. The company continues to produce and recover small but significant amounts of bitumen at surface in the circulation phase. This past week the project averaged 400 barrels per day of bitumen production and on occasion bitumen has been produced at rates of 600 barrels per day, indicating a positive response from the application of steam to the reservoir This bitumen has been mixed with diluent and the volumes were trucked to market and sold.

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of such statements under applicable securities law including: anticipated bitumen production and sales rates and the timeline for the achievement of anticipated production levels at Great Divide Pod One. Forward-looking information is frequently characterized by words such as "plan", expect", "project", "intend", "believe", "anticipate", estimate", "may", "will", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the continuing ability to access sufficient capital from external sources if required. Actual production levels at Great Divide Pod One and the timelines associated therewith may vary from those anticipated in this news release and such variations may be material. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information

Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **January 10, 2008**

CONNACHER OIL AND GAS LIMITED ANNOUNCES CONTINUED CONVERSION TO PRODUCTION AND INJECTION AT GREAT DIVIDE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces today that it continues its ramp up to 10,000 barrels per day of bitumen production with the conversion of the two more horizontal steam-assisted gravity drainage ("SAGD") well pairs to full time production/injection at its Great Divide Pod One SAGD project ("Pod One"), located approximately 50 miles south of Fort McMurray, Alberta. Three additional well pairs are also currently in the process of being converted to production. This will bring to six the total of converted well pairs out of 15 SAGD well pairs at Pod One.

The project continues to perform well both with operation of the surface facilities as well as in the reservoir and objectives continue to be met. Over the next several weeks the remaining well pairs will be converted to full time injection/production wells as the expected and targeted operating parameters are met. This will continue into early first quarter 2008 until all well pairs are converted to full-time steam injection and bitumen production. The project production is exceeding expectations for January and is currently in excess of 1,000 barrels per day of bitumen, primarily from the three converted wells, which are also ramping up to anticipated productive capacity with the passage of time. This bitumen is blended with diluent currently supplied from the company's refinery in Great Falls Montana and is sold into various markets. As previously indicated, Connacher anticipates that Pod One production will ramp up to 10,000 barrels per day of bitumen from all 15 well pairs later in 2008.

Connacher has also commenced its 2008 core hole and seismic delineation and exploration program in the oil sands and anticipates it will drill 120 core hole wells this winter using six rigs. These additional core holes would give Connacher core hole control over approximately ten percent of its oil sands acreage at Great Divide and Halfway Creek, Alberta. Over 300 core holes were recently licensed by the company to enable operational flexibility.

On its conventional side of the business, the company has commenced its multi-well winter drilling program on its Randall property in the Marten Creek natural gas production area in northern Alberta. Concurrent with this drilling, the company has started construction of a six million cubic feet per day Randall gas plant, gathering system and sales line that will result in the tie-in of the discoveries made last winter at Randall. The project is slated for completion at the end of first quarter. Logistics and planning for Connacher's winter program were completed in third quarter 2007 and all rigs, personnel, and equipment are in place. Subject to weather and other unforeseen circumstances, this should enable completion of all of Connacher's anticipated drilling and construction in the first quarter 2008.

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Information: This news release contains certain "forward-looking information" within the meaning of such statements under applicable securities law including: anticipated bitumen production and sales rates and the timeline for the achievement of anticipated production levels at Great Divide Pod One; anticipated completion of facilities and drilling at Randall, Alberta and anticipated completion of a core hole program at Great Divide and Halfway Creek, Alberta. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", estimate", "may", "will", "potential", "proposed' and other similar words or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the continuing ability to access sufficient capital from external sources if required. Actual production levels at Great Divide Pod One and the timelines associated therewith may vary from those anticipated in this news release and such variations may be material. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking information.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **January 11, 2008**

Connacher Participates in Oil Sands Forum; Posts New Slide Presentation on Website

Calgary, Alberta - Connacher Oil and Gas Limited (CLL-TSX) announced today that it is a participant in an investor conference in London, England on January 14, 2008 which is being hosted by TD Newcrest. Its President and Chief Executive Officer, Mr. Richard A. Gusella, will make his presentation to the conference at 11:15 GMT.

Connacher Oil and Gas Limited also announced today that it will be a participant in an investor conference in Calgary on January 16, 2008 which is being hosted by Insight. Its Executive Vice President & Chief Operating Officer, Mr. Peter D. Sametz, will make his presentation to the conference at approx. 4:15 PM MST.

A copy of the power point slides being presented by Messrs. Gusella and Sametz will be posted on Connacher's website at www.connacheroil.com at the same time as their presentations. Click on the Investor Information link and go to Presentations.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

END